UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
✓ Form C/A: Amendment to Offering Statement
   ✓ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-U: Progress Update
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Feast & Fettle Inc. f/k/a Feast & Fettle LLC

Legal status of issuer
    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Rhode Island

    Date of organization
    September 21, 2015

Physical address of issuer
881 Waterman Ave., East Providence, RI 02914

Website of issuer
https://www.feastandfettle.com/

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of six and one half percent (6.50%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2.0%) of the total number of Securities sold by the issuer in the Offering.

Type of security offered
Crowd Note

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$300,000.00

Deadline to reach the target offering amount
November 19, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
10

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$6,860.00	$17,343.00
Cash & Cash Equivalents	$1,086.00	$9,661.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$9,586.00	$5,834.00
Revenues/Sales	$230,926.00	$94,768.00
Cost of Goods Sold	$78,538.00	$37,764.00
Taxes Paid	$1,700.00	$3,008.00
Net Income	-$14,235.00	-$25,031.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

October 31, 2018

FORM C-A

Feast & Fettle Inc.



Explanatory Note

Feast & Fettle Inc. (the Company) is filing an Amendment to its Form C, which was filed with the Securities and Exchange Commission on August 2, 2018 (the "Form C"). This Amendment was filed due to an officer of the Company making an investment during the Offering that resulted in greater than 10% of the total amount raised. The Company has also decided to extend the raise deadline until November 19th.

Up to $300,000.00 of Crowd Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Feast & Fettle Inc., a Rhode Island corporation (the "Company", as well as references to "we", "us", or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The Company intends to raise at least $50,000.00 and up to $300,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC (the "Intermediary"). The issuer shall pay to the Intermediary at the conclusion of the offering a fee consisting of six and one half percent (6.50%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing. The Intermediary will be entitled to receive a number of Crowd Notes of the issuer that is equal to two percent (2.0%) of the total number of Crowd Notes sold by the issuer in the Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$6.50	$93.50
Aggregate Minimum Offering Amount	$50,000.00	$3,250.00	$46,750.00
Aggregate Maximum Offering Amount	$300,000.00	$19,500.00	$280,500.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   First Democracy VC will receive two percent (2.0%) of the Securities being issued in this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.feastandfettle.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is August 2, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be

aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: https://www.feastandfettle.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Feast & Fettle, Inc. (the "Company" or "Feast & Fettle") is a Rhode Island corporation, incorporated on July 27, 2018, which converted from Feast & Fettle LLC, a Rhode Island limited liability company, first organized on September 21, 2015. The Company is currently also conducting business under the name of Feast & Fettle.

The Company is located at 881 Waterman Ave, East Providence, RI 02914.

The Company's website is https://www.feastandfettle.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
Feast & Fettle is subscription-based, prepared meal delivery business. Each week, members select a variety of entrees and sides to be prepared, cooked and delivered directly to their doors.

The Offering

Minimum amount of Crowd Note being offered	50,000
Total Crowd Note outstanding after Offering (if minimum amount reached)*	50,000
Maximum amount of Crowd Note	300,000
Total Crowd Note outstanding after Offering (if maximum amount reached)	300,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	November 19, 2018
Use of proceeds	See the description of the use of proceeds on page 22 hereof.
Voting Rights	See the description of the voting rights on page 32 hereof.

*The quantity of Crowd Notes represented is not inclusive of the commission to the intermediary, which will result in an increase in Crowd Notes issued and outstanding, proportionally.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Rhode Island on July 27, 2018 and were formerly organized as a Rhode Island limited liability company organized on September 21, 2015. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no

assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

We are dependent on frequent deliveries of food products that meet our specifications.
Shortages or interruptions in the supply of food products caused by problems in production or distribution, inclement weather, unanticipated demand or other conditions could adversely affect the availability, quality and cost of ingredients, which would adversely affect our operating results.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

Our reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents could be caused by factors outside of our control.
We cannot ensure that all food items will be properly maintained during transport throughout the supply chain or that our employees will identify all products that may be spoiled and should not be used in by our service. If our customers become ill from food-borne illnesses, we could be forced to temporarily close. Furthermore, any instances of food contamination could subject us or our suppliers to a food recall pursuant to the United States Food and Drug Administration's ("FDA") recently enacted Food Safety Modernization Act ("FSMA"). Shortages or interruptions in the supply or delivery of food products could adversely affect our operating results.

Increased food commodity and energy costs could decrease our operating profit margins.
Our profitability depends on our ability to anticipate and react to changes in the price and availability of food commodities, including among other things beef, poultry, grains, dairy and produce. Prices may be affected due to market changes, shortages or interruptions in supply due to weather, disease or other conditions beyond our control, or other reasons. Other events could increase commodity prices or cause shortages that could affect the cost and quality of the items we buy or require us to further raise prices or limit our menu options. These events could impact our pricing and negatively affect our sales and profit margins. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be accepted by our customers.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business.

We may be adversely affected by any negative publicity, regardless of its accuracy, including with respect to:

▪ food safety concerns, including food tampering or contamination;
▪ food-borne illness incidents;
▪ the safety of the food commodities we use, particularly beef;
▪ security breaches of confidential customer or employee information;
▪ employment-related claims relating to alleged employment discrimination, wage and hour violations, labor standards or health care and benefit issues; or
▪ government or industry findings concerning our restaurant, restaurants operated by other food service providers, or others across the food industry supply chain.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("HACCP") approach may now be required.

HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Many states have required restaurants to develop and implement HACCP Systems, and the United States government continues to expand the sectors of the food industry that must adopt and implement HACCP programs. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise impact our business.

Legislation and regulations requiring the display and provision of nutritional information for our menu offerings, and new information or attitudes regarding diet and health or adverse opinions about the health effects of consuming our menu offerings, could affect consumer preferences and negatively impact our business, financial condition and results of operations.

We serve a wide variety of entrees and side food selections. Government regulation and consumer eating habits may impact our business as a result of changes in attitudes regarding diet and health or new information regarding the health effects of consuming our menu offerings. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of our menu offerings, or laws and regulations requiring us to disclose the nutritional content of our food offerings. For example, a number of states, counties and cities have enacted menu labeling laws requiring multi-unit restaurant operators to disclose certain nutritional information to customers, or have enacted legislation restricting the use of certain types of ingredients in restaurants. Furthermore, the Patient Protection and Affordable Care Act of 2010 (the "PPACA") establishes a uniform, federal requirement for certain restaurants to post certain nutritional information on their menus. The imposition of menu-labeling laws, nutritional information disclosure and public sentiment could have an adverse effect on our results of operations and financial position, as well as the hospitality industry in general.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Carlos Ventura (CEO) and Margaret Mulvena (Founder and Executive Chef). The Company has or intends to enter into employment agreements with Carlos Ventura and Margaret Mulvena although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Carlos Ventura and Margaret Mulvena or any member of the board of directors

or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Carlos Ventura (CEO) and Margaret Mulvena (Founder and Executive Chef) in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Carlos Ventura and Margaret Mulvena die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties

were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing and maintenance of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our operating margins, revenues and competitive position.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;
• changes in consumer preferences among meal delivery products;
• changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;
• changes in awareness of the social effects of farming and food production;
• changes in consumer perception regarding the healthfulness of our products;
• the level and effectiveness of our sales and marketing efforts;
• any unfavorable publicity regarding meal delivery products or similar products;
• any unfavorable publicity regarding our brand;
• litigation or threats of litigation with respect to our products;
• the price of our products relative to other competing products;
• price increases resulting from rising commodity costs;
• any changes in government policies and practices related to our products, labeling and markets;
• regulatory developments affecting the manufacturing, labeling, marketing or use of our products;
• new science or research that disputes the healthfulness of our products; and

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We are subject to risks associated with leasing property subject to long-term non-cancelable leases.

We do not own any real property and our production facility is located on leased premises. Our lease has a term of 5 years and provides for two five-year renewal options as well as for rent escalations. We generally cannot cancel the lease. If we close the production facility, we may still be obligated to perform our monetary obligations under the lease. We depend on cash flows from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities we may not be able to service our lease expenses.

Our insurance may not provide adequate levels of coverage against claims.

We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

Our business is subject to seasonal fluctuations.

Our business is subject to seasonal fluctuations in that our sales are typically nominally lower during the summer months affecting the second and third quarters of the fiscal year. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 83.8% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Rhode Island law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Feast & Fettle is a subscription-based, prepared meal delivery business. Each week members select a variety of entrees and sides to be prepared, cooked and delivered directly to their doors.

Business Plan
Feast & Fettle is committed to putting great food on the table every night for more and more members as our business grows and matures. Our strategy is one that seeks to be balanced, driving expansion through organic acquisition and broadened geographical coverage, whilst never sacrificing product quality or user-experience in the process.

The Company aims to continue to develop in-house technologies and, combined with its ability to create unique recipes at scale, will seek to retain and acquire members in current and future geographies. We believe in a moderate investment in marketing, coupled with a professional, premium service, is the best combination for long-term success. As Feast & Fettle transitions into its first private commercial kitchen facility, our plan is to optimize and streamline our production facility operations in order to develop a replicable operating model curated for expansion.

History of the Business
Feast and & Fettle was founded in 2016 with a mission to make working professionals' and families' lives easier by providing people with prepared, premium meals each night. Since then, the Company has provided its members with meal options aligned with their households' dietary requirements and preferences. Feast & Fettle provides fresh, seasonal, chef-prepared meals to customers in Rhode Island, and has plans to expand to Massachusetts and Connecticut in 2018 and 2019, respectively.

The Company's Products and/or Services

Product / Service	Description	Current Market
Singles Subscription Plan	Weekly subscription Serving size 1	- working professionals - individuals with no desire to cook - Individuals with no desire and/or time to prepare home-cooked meals
Couples Subscription Plan	Weekly subscription Serving size 2	- working professionals - dual-income households - couples with no desire and/or time to prepare home-cooked meals
Family Subscription Plan	Weekly subscription Serving size 4	- working professionals - dual-income households - families with no desire and/or time to prepare home-cooked meals

We currently have no new subscription products in development. However, our menu options change weekly and are dependent on seasonal trends and locally available produce and meat products.

We deliver our meals directly to residential homes via our in-house fleet of delivery drivers.

Competition

The Company's primary competitors are other prepared food delivery businesses, meal kit providers, and takeout delivery services. Some of the Company's competitors include Freshly, Prepped, Munchery, The Foodery, and Fresh N Lean.

We compete with other food and meal-delivery companies as well as a wide array of food retailers (including natural and organic, specialty, conventional, mass, discount and other food retail formats), conventional supermarkets, other food retailers, and online supermarket retailers. In addition, we compete with food manufacturers, consumer packaged goods companies, providers of logistics services, and other food and ingredient producers. Any geographical expansion of our business will present additional challenges from competition unique to each new market, compounded by the fact that we currently do not have experience offering our products outside of the United States. Some of our competitors have significantly greater financial, marketing, personnel and other resources than we do, and many of our competitors have greater name recognition than we do. Our success depends on the popularity of our menu and the unique experience we offer our members.

Customer Base

Our members are typically middle-to-upper class households that are health-conscious and value time and convenience of a meal delivery service.

Intellectual Property

The Company does not have any filed or recorded intellectual property.

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Food Processor Retail	State of Rhode Island Department of Health	License	April 1, 2016	April 19, 2016

We are subject to federal, state and local regulations. Our food processing facilities and products are subject to inspection by various state and local health and agricultural agencies. Applicable statutes and regulations governing food products include rules for labeling the content of specific types of foods, the nutritional value of that food and its serving size, as well as rules that protect against contamination of products by food-borne pathogens. Many jurisdictions also provide that food producers adhere to good manufacturing or production practices (the definitions of which may vary by jurisdiction) with respect to processing food. Failure to comply with all applicable laws and regulations could subject us or our suppliers to civil remedies, including fines, injunctions, product recalls or seizures and criminal sanctions, any of which could have a material adverse effect on our business, financial condition and operating results. Furthermore, compliance with current or future laws or regulations could require us to make significant expenditures or otherwise materially adversely affect our business, financial condition and operating results.

Litigation

The Company is currently not subject to any litigation.

Other

The Company's principal address is 881 Waterman Ave, East Providence, RI 02914

The Company conducts business in Massachusetts.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.50%	$3,250.00	6.50%	$19,500.00
General Marketing	0.00%	$0.00	8.00%	$24,000.00
Equipment Purchases	0.00%	$0.00	25.00%	$75,000.00
Future Wages	0.00%	$0.00	15.00%	$45,000.00
General Working Capital	0.00%	$0.00	5.50%	$16,500.00
Kitchen Buildout	93.50%	$46,750.00	40.00%	$120,000.00
Total	**100.00%**	**$50,000.00**	**100.00%**	**$300,000.00**

*The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: (i) the Kitchen Buildout costs vary from what was originally quoted from the Company's contractor, (ii) economic conditions alter the General Marketing of General Working Capital requirements to adhere to the Company's business plan and liquidity requirements.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Carlos Ventura

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Chief Executive Officer, Vice President; February 2018 to Present.
Chief Executive Officer, Chief Financial Officer, Vice President; July 2018 to Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Carlos has served as the Chief Executive Officer since February 2018 after more than seven years of business experience. Immediately prior to joining Feast & Fettle, Carlos worked for Deliveroo in the United Kingdom, on Strategy and Corporate Development. Before Deliveroo, Carlos worked in banking at Goldman Sachs and Citi, and in consulting at CAPCO.

Education

Carlos graduated from Isenberg School of Management at UMASS Amherst in 2010 with a Bachelor's in Business Administration, in Finance.

Name

Margaret Mulvena

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Founder, Executive Chef; April 2016 to Present.
President; July 2018 to Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Maggie founded Feast & Fettle in 2016 and has served as the Executive Chef since the Company's inception. Prior to starting Feast & Fettle, Maggie worked as a private chef for several families in Rhode Island. As she began to cook for more families, she decided to take the entrepreneurial leap and serve a larger market of customers.

Education

Maggie graduated from Johnson & Wales University in 2013 with a Bachelor of Science in Culinary Nutrition.

Name

Nicole Oliveria

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Secretary; July 2018 to Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Nicole has been with the Company since it was founded in 2016. Over that period of time, she has worked in many roles including Community Manager, Bookkeeper, Customer Service Specialist, Chef Aid, and currently as the General Manager. Prior to joining Feast & Fettle, Nicole worked for several international hotel and cruise line companies in the Hospitality and Food & Beverage industries.

Education

Nicole graduated from Johnson & Wales University in 2011 with a Bachelor of Science in Hospitality & Management.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Carlos Ventura

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Chief Executive Officer; January 2018 to Present.
Chief Executive Officer, Chief Financial Officer, Vice President; July 2018 to Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Carlos has serves as the Chief Executive Officer since February 2018 after more than seven years of business experience. Immediately prior to joining Feast & Fettle, Carlos worked for Deliveroo in the United Kingdom, on Strategy and Corporate Development. Before Deliveroo, Carlos worked in banking at Goldman Sachs and Citi, and in consulting at CAPCO.

Education
Carlos graduated from Isenberg School of Management at UMASS Amherst in 2010 with a Bachelor's in Business Administration, in Finance.

Name
Margaret Mulvena

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Executive Chef; April 2016 to Present.
President; July 2018 to Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Maggie founded Feast & Fettle in 2016 and has served as the Executive Chef since the Company's inception. Prior to starting Feast & Fettle, Maggie worked as a private chef for several families in Rhode Island. As she began to cook for more families, she decided to take the entrepreneurial leap and serve a larger market of customers.

Education
Maggie graduated from Johnson & Wales University in 2013 with a Bachelor of Science in Culinary Nutrition.

Name
Nicole Oliveria

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Secretary; July 2018 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Nicole has been with the Company since it was founded in 2016. Over that period of time, she has worked in many roles including Community Manager, Bookkeeper, Customer Service Specialist, Chef Aid, and currently as the General Manager. Prior to joining Feast & Fettle, Nicole worked for several international hotel and cruise line companies in the Hospitality and Food & Beverage industries.

Education

Nicole graduated from Johnson & Wales University in 2011 with a Bachelor of Science in Hospitality & Management.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Rhode Island law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 10 employees in Rhode Island.

CAPITALIZATION AND OWNERSHIP

Capitalization

On April 1, 2018, the Company and its members entered into an Operating Agreement pursuant to which its founders Margaret Mulvena, Carlos Ventura and Nicole Oliveira were issued membership interests in the Company in the amounts of 50%, 40%, and 10%, respectively.

On July 27, 2018, Feast & Fettle LLC converted into a Rhode Island corporation, Feast &Fettle, Inc. Pursuant to the Company's Articles of Incorporation, the Company is authorized to issue one million (1,000,000) shares of common stock, with no par value (the "***Common Stock***").

The Company has issued the following outstanding Securities:

Common Stock

On July 30, 2018, the Company authorized and approved the issuance of its Common Stock, with no par value per share, to Margaret Mulvena, Carlos Ventura, and Nicole Oliveira in the amounts of 308,728, 278,133, and 69,533, respectively in exchange for each person's membership interest in the Company's predecessor, Feast & Fettle, LLC.

On July 30, 2018, the Company entered into a Common Stock Purchase Agreement with Dan Mulvena for the sale of 18,079 shares of Common Stock at a price per share of $0.7191 for aggregate proceeds of $13,000.00 pursuant [to Rule 506(b) of Regulation D of the Securities Act of 1933, as amended].

On July 30, 2018, the Company entered into Common Stock Purchase Agreement with David Blake for the sale of 6,953 shares of Common Stock at a price of $0.7191 per share for aggregate proceeds of $5,000.00 [pursuant to Rule 506(b) of Regulation D of the Securities Act of 1933, as amended].

On July 30, 2018, the Company entered into a Common Stock Purchase Agreement with Rockland Acres Investment, LLC for the sale of 6,953 shares of Common Stock at a price of $0.7191 per share for aggregate proceeds of $5,000.00 pursuant to [Rule 506(b) of Regulation D of the Securities Act of 1933, as amended].

On July 30, 2018, the Company entered into a Common Stock Purchase Agreement with Chris Chenoweth for the aggregate sale of 6,953 shares of Common Stock at a price of $0.7191 per share for aggregate proceeds of $5,000.00 pursuant to [Rule 506(b) of Regulation D of the Securities Act of 1933, as amended].

On July 30, 2018, the Company entered into Common Stock Purchase Agreement with Michael Shea for the aggregate sale of 4,667 shares of Common Stock at a price of $2.14 per share for aggregate proceeds of $10,000.00 [pursuant to Rule 506(b) of Regulation D of the Securities Act of 1933, as amended].

As of the date of this Form C, there are a total of 699,999 shares of the Company's Common Stock issued and outstanding.

Debt
The Company has the following debt outstanding:

On February 21, 2018, the Company entered into a loan with SEG LOAN FUND, LLC for the principal amount of $25,000. The loan includes an interest rate of 5%, with a quarterly, interest-only payment schedule, and maturity date of February 21, 2021. The collateral under this loan includes any and all assets of the business, specifically including all of the Company's accounts receivable, inventory, equipment, money and other property, replacements and proceeds from replacements or proceeds of any of the foregoing, and books and records relating to any of the foregoing.

On October 31, 2015, the Company entered into a loan with Lynn G. Hoy in the amount of $5,000. Under the terms of the loan agreement, the unpaid principal of the loan shall bear interest, computed at a 10% annual compounded rate, according to the following schedule: $0 principal and interest due on October 31, 2016; $2,500 in principal and $525 in interest due on October 31, 2017 and $2,500 in principal and $827 in interest due on October 31, 2018. The outstanding balance of the loan is $3,327.00.

On June 4, 2018, the Company entered into a line of credit agreement with Fundation Group LLC. Under the terms of said agreement, the lender will make available to the Company a line of credit with a commitment amount of $50,000. In the event the Company borrows money from the lender, a fee of 2.0% of the amount borrowed will be charged. The loan includes an interest rate of 14.74%. The Company must make a minimum monthly payment of principal and interest each month that there is an outstanding principal balance. As of the date of this Form C, the Company has not exercised its option to borrow from the lender. The loan's current balance outstanding is $0.

Valuation

No valuation of the Company or its securities is currently available. Before making an investment decision, you should carefully consider this information and the factors used to reach such determination. The Securities being sold in this Offering are Crowd Notes that convert into a number of securities contingent on the Company's valuation in a future equity financing. You are encouraged to determine your own independent value of the Company prior to investing.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A majority of the Company is owned by the three founding partners. Those people are Margaret Mulvena (44.1%), Carlos Ventura (39.7%), and Nicole Oliveira (9.9%). The remaining (6.2%) of the Company is owned by five (5) minority investors.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Margaret Mulvena	44.1%
Carlos Ventura	39.7%

Following the Offering, the Purchasers will own 0% of the Company if the Minimum Amount is raised and 0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We generate a substantial portion of all of our revenue from our subscription business. For the year ended December 31, 2016, we recorded revenue of $94,768, and a net loss of $25,031. For the year ended December 31, 2017, we recorded revenue of $230,926, and a net loss of $14,235. The reason behind the increase in revenue and net income is primarily due to the acquisition of new customers. Our primary expenses of food costs, staff wages and kitchen rent have decreased as a percentage of revenue over the year due to the benefits of scaling our business.

The Company intends to achieve profitability by pursuing the following objectives:
- continuing to acquire new customers and expanding into new delivery geographies,
- maintaining current retention rates,
- transitioning into a new kitchen space with fixed rental costs, and
- general benefits of operating leverage for a business that is scaling.

The Company incurred total operating expenses of $164,923 and $79,027 for the years ended December 31, 2017 and 2016, respectively. In 2017, the Company generated $152,388 in gross profit, resulting in a net loss of $14,235. In 2016, the Company generated $57,004 in gross profit, resulting in a net loss of $25,031.

General & Administrative
The Company expenses the cost of general & administrative expenses as incurred and aggregated $38,615 and $11,097 for the years ended December 31, 2017 and 2016, respectively.

Marketing
The Company expenses the cost of marketing as incurred and aggregated $3,926 and $3,650 for the years ended December 31, 2017 and 2016, respectively.

Liquidity and Capital Resources
The Offering proceeds are essential to sustain our current growth rate. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $16,510.48 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently has an average burn rate of $3,380.00 per month.

The Company has the following sources of capital in addition to the proceeds from the Offering: Line of credit: $50,000 - currently 0% utilized.

Capital Expenditures and Other Obligations
The Company plans to use a portion of the proceeds to purchase commercial kitchen equipment.

Material Changes and Other Information
The historical financial statements provided are through FY 2017. Beginning in FY 2018, the Company hired and received investment capital from their Chief Executive Officer, Carlos Ventura.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 300,000 of Crowd Notes for up to $300,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount").

The Company must receive commitments from investors in an amount totaling the Minimum Amount by November 19, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $300,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through First Democracy VC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of six and one half percent (6.50% percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation

The intermediary will receive a number of Securities of the issuer that is equal to two percent (2.0%) of the total number of Securities sold by the issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

See 'CAPITALIZATION AND OWNERSHIP' above.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Valuation Cap

$2,500,000.00

Discount

20.0%

Conversion

Upon the occurrence of a Qualified Equity Financing the Crowd Notes will convert into Conversion Shares pursuant to the following:

    a. If the Investor is not a Major Investor, the Crowd Notes will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

    b. If the Investor is a Major Investor, the Company will convert the Crowd Notes into Conversion Shares prior to the closing of the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales).

Conversion Mechanics. Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. The issuance of Conversion Shares pursuant to the conversion of the Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

"**Conversion Shares**" shall mean with respect to a conversion of the Crowd Note, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

"**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price and the following additional differences:

    i.   Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii.   Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant a Qualified Equity Financing shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"**Major Investor**" shall mean any Investor in a Crowd Notes in which the Purchase Price is equal to or greater than $25,000.

"**Outstanding Principal**" shall mean the total of the Purchase Price.

Corporate Transaction

In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    a.   If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        i.   Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

        ii.   Obtaining the Corporate Transaction Payment.

    b.   If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Conversion Mechanics described above.

"**Corporate Transaction**" shall mean:

    i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

    ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

    iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if,

after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to two times (2.0X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

Termination
These Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under these Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control
The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into capital stock of the Company, the Intermediary will have the right to vote on behalf of the Purchaser.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Crowd Notes. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Securities

The Company has engaged in a transaction with Rockland Acres Investment, LLC, a family trust partially owned by the mother of Margaret Mulvena. Rockland Acres Investment, LLC holds 0.99% of the common stock outstanding after its investment in the Company.

Related Person/Entity	Rockland Acres Investment, LLC
Relationship to the Company	Rockland Acres Investment, LLC is a family trust partially owned by the mother of Margaret Mulvena
Total amount of money involved	$0.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	None
Description of the transaction	Rockland Acres Investment, LLC holds 0.99% of the common shares outstanding after its investment in the Company.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

This Offering is the Company's first exempt offering of securities under Regulation Crowdfunding. The Company has not failed to comply with the ongoing reporting requirements of Regulation Crowdfunding.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Carlos Ventura
_____
(Signature)

Carlos Ventura
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Carlos Ventura
_____
(Signature)

Carlos Ventura
_____
(Name)

Chief Executive Officer
_____
(Title)

October 31, 2018
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Margaret Mulvena
_____
(Signature)

Margaret Mulvena
_____
(Name)

Founder, Executive Chef
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Margaret Mulvena
_____
(Signature)

Margaret Mulvena
_____
(Name)

Founder, Executive Chef
_____
(Title)

October 31, 2018
_____
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck

EXHIBIT A
Financial Statements

FEAST & FETTLE, LLC

Reviewed Financial Statements for The Years Ended December 31, 2017 and 2016

July 30, 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Feast & Fettle, LLC
East Providence, RI

We have reviewed the accompanying financial statements of Feast & Fettle, LLC, which comprise the balance sheet as of December 31, 2017 and 2016, and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me (us) to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
July 30, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

FEAST & FETTLE, LLC
BALANCE SHEET
DECEMBER 31, 2017 AND 2016
_____

	2017	2016
ASSETS		
CURRENT ASSETS		
Cash	$ 1,086	$ 9,661
TOTAL CURRENT ASSETS	1,086	9,661
NON-CURRENT ASSETS		
Office Equipment, Net	650	850
Automobile	5,124	6,832
TOTAL NON CURRENT ASSETS	5,774	7,682
TOTAL ASSETS	6,860	17,343
LIABILITIES AND MEMBERS' EQUITY		
NON CURRENT LIABILITIES		
Long-Term Debt	9,586	5,834
TOTAL NON CURRENT LIABILITIES	9,586	5,834
TOTAL LIABILITIES	9,586	5,834
MEMBERS' EQUITY		
Contributed Capital	47,373	47,373
Retained Earnings (Deficit)	(50,099)	(35,864)
TOTAL MEMBERS' EQUITY	(2,726)	11,509
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 6,860	$ 17,343

FEAST & FETTLE, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Operating Income		
Sales	$ 230,926	$ 94,768
Cost of Goods Sold	(78,538)	(37,764)
Gross Profit	152,388	57,004
Operating Expense		
Salary	88,260	46,288
General & Administrative	38,615	11,097
Rent	26,925	13,740
Insurance	5,289	2,394
Marketing	3,926	3,650
Depreciation & Amortization	1,908	1,858
	164,923	79,027
Net Income from Operations	(12,535)	(22,023)
Other Income (expenses)		
Taxes	(1,700)	(3,008)
Net Income	$ (14,235)	$ (25,031)


FEAST & FETTLE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____


	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (14,235)	$ (25,031)
Depreciation	1,908	1,858
Net Cash Flows From Operating Activities	(12,327)	(23,173)
Cash Flows From Investing Activities		
Change in Fixed Assets	-	(1,000)
Net Cash Flows From Investing Activities	-	(1,000)
Cash Flows From Financing Activities		
Owners Contributions	-	28,000
Long Term Debt Proceeds	5,002	9,167
Long Term Debt Repayment	(1,250)	(3,333)
Net Cash Flows From Investing Activities	3,752	33,834
Cash at Beginning of Period	9,661	-
Net Increase (Decrease) In Cash	(8,575)	9,661
Cash at End of Period	$ 1,086	$ 9,661

FEAST & FETTLE, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Beginning Equity	$ 11,509	$ 8,540
Change in Capital	-	28,000
Net income(loss)	(14,235)	(25,031)
Ending Equity	$ (2,726)	$ 11,509

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Feast and Fettle, LLC ("the Company") is a limited liability company organized under the laws of the State of Rhode Island. The Company operates a prepared meal delivery business.

NOTE B- GOING CONCERN

As indicated in the accompanying financial statements, the Company incurred net losses of $14,235 and $25,031 during the years ended December 31, 2017, and 2016, respectively. These losses, as wells as the uncertain conditions that the Company faces with respect to future fundraising efforts, indicate substantial doubt about the Company's ability to continue as a going concern through July 30, 2019 (one year after the accompanying financial statements were available to be issued).

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising capital to build a commercial kitchen space. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company earns revenue primarily from the sale of meals through their subscription service. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Rent

On April 25, 2016 the Company entered a non-cancellable operating lease with Hope & Main to use the kitchen facilities at Hope & Main. A security deposit of $250 was placed on the lease.

On November 20, 2017 the Company entered an operating lease with The Handkerchief Factory, LLC for one year. A security deposit of $575 was placed on the lease. Future minimum payments due under the lease equal $1,725 in aggregate through November of 2018.

Fixed Assets

The Company capitalizes assets with an original value of $1,000 or more and an expected useful life of at least one year. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a sole proprietorship in the federal jurisdiction of the United States. As such, all items of income and expense for the year were allocated to the sole member and reported with his individual tax return.

The Company collects Sales Taxes on sales delivered to residents of the State of Rhode Island. The Company's sales tax filings in the State of Rhode Island are subject to review by that State for three years from the date filed.

NOTE D- DEBT

On November 7, 2015, the Company entered into agreement with Greenwood Credit Union for the principal amount of $14,154 for an automobile loan. The maturity date of the loan is November 22, 2020. The interest rate is 6.85% with monthly payments of $279.30.

On October 28, 2015 the Company entered into agreement with the Center for Women & Enterprise, a Massachusetts not-for-profit corporation for the principal amount of $5,000. The principal amount was paid off in 12 installments of $416.68. The final payment was made on November 28, 2016.

On September 21, 2017 the Company enter into agreement with Center for Women & Enterprise, a Massachusetts not-for-profit corporation for the principal amount of $5,000. The principal amount will be payable in 12 monthly installments of $416.68. The final payment will be made on October 21, 2018.

On October 31, 2015 the Company entered into agreement with Lynn Hoy, a related party for the principal amount of $5,000 with compounding interest at 10% annually. The maturity date is set at October 31st, 2018- in which the remaining principal of $3,025 will become due.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- MEMBER LIABILITY

The Company is organized as a limited liability company. As such, member liability for the obligations of the Company is limited to each member's contribution of capital.

NOTE G- SUBSEQUENT EVENTS

Management considered events after the end of the period but before July 30, 2018, the date that the financial statements were available to be issued.

EXHIBIT B
Company Summary



Company: Feast & Fettle

Market: Meal delivery service

Product: Chef-prepared meals delivered fresh to your door

Company Highlights

- 2017 revenue was $231,000, a 144% increase from 2016
- Generated more than $107,000 in revenue during Q2 of 2018, a 95% year-over-year increase
- 2018 Editor's Pick for Home-Delivered Meals in Best of Rhode Island magazine
- Customer retention rate of 40%, almost double some industry competitors[i]


COMPANY SUMMARY


Opportunity

A study published by UBS—called *Is the Kitchen Dead?* —predicts a potential scenario where "*most meals cooked at home are instead ordered online and delivered from either restaurants or central kitchens*" by 2030.[ii] According to a 2017 survey, only 10% of American consumers claim to love cooking, down 33% from a similar study conducted 15 years prior. More notably, approximately 45% of American consumers said that they hated to cook.[iii]



Founded in 2016, Feast & Fettle is a subscription-based, premium food delivery service. Seasonally inspired meals are prepared and cooked by chefs and delivered fresh, directly to members' doors.

Each week, members go online and select meals from a rotating menu of entrées and sides, catered to the dietary requirements and preferences of their households. Members simply reheat their meals before eating - no cooking or prep is required.

Feast & Fettle was founded on the appreciation for how difficult it can be for working professionals and families to prepare healthy, wholesome dinners every night.

Since launching, Feast & Fettle has realized notable growth in monthly revenue. The company plans on expanding operations, having just signed a lease on a new commercial kitchen facility. Feast & Fettle currently delivers meals to members in Rhode Island and plans to expand into Massachusetts in Q3-2018 and Connecticut in 2019.



Monthly Total Revenue
$45,000.00
$40,000.00
$35,000.00
$30,000.00
$25,000.00
$20,000.00
$15,000.00
$10,000.00
$5,000.00
$-
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2016
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2017
Jan Feb Mar Apr May Jun
2018

Product

Customers can sign up at Feast & Fettle's website and choose a meal plan that suits their needs. Plans are based on household size and can be customized to serve between 2-4 full meals per week.

Pick a Plan that Works for You
SINGLES PLANS
Serves 1
COUPLES PLANS
Serves 2
FAMILY PLANS
Serves 4
2 meals/week
$99.00/week
includes 2 entrees and 4 sides
TRY IT NOW
3 meals/week
$149.00/week
includes 3 entrees and 5 sides
TRY IT NOW
4 meals/week
$189.00/week
includes 4 entrees and 6 sides
TRY IT NOW







Each week, the company releases a new menu, where members select a combination of entrées and sides catered to their dietary preferences. Orders are placed at least 4 days in advance of delivery to provide Feast & Fettle adequate time to prepare the meals.

The company aims to offer a wide variety of selections to accommodate various dietary needs (i.e. vegetarian, vegan, and gluten-free). A-la-carte entrees and sides can easily be added to accommodate more family members and/or guests.



DELIVERIES
FEAST & FETTLE
ACCOUNT
THIS WEEK (MAY 6 - 12)
NEXT WEEK (MAY 13 - 19)
COUPLES PLAN
Each meal serves 2
UPGRADE PLAN
Entrees (0 of 3)
Baked Ziti
Shellfish
Tree Nuts
Milk
Mon
Wed
Chicken Enchiladas
Mon
Wed
Chicken Thighs
Mon
Wed
Sides (0 of 5)
DELIVERY ON MONDAY (5/7/18)
No entrees added for Monday
No sides added for Monday
DELIVERY ON WEDNESDAY (5/9/18)
No entrees added for Wednesday
No sides added for Wednesday
MENU NOTES
Want to remove onions form your salad? Let us know here
MUST ORDER BY
5/4 @ 12:00PM

Meals are prepared from scratch and cooked at Feast & Fettle's kitchen in Rhode Island. The food is then packaged and chilled for delivery the following day. The company sources its ingredients from local suppliers and aims to use organic options when possible.





Meals are packaged family style, so members can mix-and-match entrees and sides based on individual household preferences. The only prep involved is reheating, which can be done by microwave, stovetop, or oven depending on the dish. This is a relatively quick process – the reheating time is between 5 and 25 minutes.

 

Meals are delivered in insulated bags with Hydropac® ice packs to keep the food cold until members return home and place them in the fridge or reheat them. Food containers are 100% recyclable and drivers recollect the insulated bags when they drop off their next delivery.

 

Sample entrees include:

   

Simply Grilled Salmon   Asian Chicken Salad   Balsamic Flank Steak   Stewed Chickpeas
                                                w/ Roasted Tomatoes   w/ Spinach









| Grilled Pesto Chicken w/Cherry Tomatoes | Curried Lentil, Tomato and Coconut Soup | Pork Chops w/ Mango Salsa | Mexican Quinoa Salad |

Sample side dishes include:









| Antipasto Salad | Green Beans w/ Mushrooms | Fried Sweet Plantains | Honey Buttermilk Cornbread |









| Lemon & Herb Quinoa | Mixed Grilled Vegetable | Grilled Zucchini & Bell Peppers | Seven Stars® Chocolate Chip Cookies |

Use of Proceeds and Product Roadmap

Feast & Fettle anticipates using the proceeds from this raise in several ways. First, the company plans to build out its own commercial kitchen space—they are currently renting space from a third-party location. The company has executed a lease for its own commercial space and plans to commence a buildout upon completion of this raise. Additionally, if the maximum of $300,000 is raised, the company plans to use the additional proceeds on kitchen equipment, wages, and marketing to help further scale operations.

The company has discretion to alter the use of proceeds under the following circumstances: (i) the kitchen buildout costs vary from what was originally quoted from the company's contractor, (ii) economic conditions alter

the general marketing or general working capital requirements to adhere to the company's business plan and liquidity requirements.



Use of Proceeds if Minimum ($50,000) Raised
6%
94%
Intermediary Fees
Kitchen Buildout

Use of Proceeds if Maximum ($300,000) Raised
6%
6%
8%
15%
25%
40%
Intermediary Fees
General Marketing
Future Wages
Kitchen Equipment
Kitchen Buildout
General Working Capital

Business Model

Feast & Fettle offers weekly meal plans with pricing that varies depending on the serving size and number of entrees and sides ordered per week. The pricing structure for the company's meal plans are as follows:

Single Plans, serves one person:
- 2 entrees and 4 sides (~2 meals per week) - $59.00 per week
- 3 entrees and 5 sides (~3 meals per week) - $79.00 per week
- 4 entrees and 6 sides (~4 meals per week) - $119.00 per week

Couples Plans, serves two people:
- 2 entrees and 4 sides (~2 meals per week) - $99.00 per week
- 3 entrees and 5 sides (~3 meals per week) - $149.00 per week
- 4 entrees and 6 sides (~4 meals per week) - $189.00 per week

Family Plans, serves four people:
- 2 entrees and 4 sides (~2 meals per week) - $159.00 per week
- 3 entrees and 5 sides (~3 meals per week) - $229.00 per week

4 entrees and 6 sides (~4 meals per week) - $299.00 per week

USER TRACTION

In June 2018, Feast & Fettle had 92 customers, up 188% year-on-year. Order volume is up 153% (June of 2018 vs June 2017).

On average, Feast & Fettle added 17 new users per month in 2018 (January – June), a 183% increase from the equivalent period in 2017. Customer retention has remained relatively consistent during this period, with a weighted average retention rate of approximately 40%—almost double some industry competitors.[iv]


# of Customers and Orders per Month
Orders Per Month
Customers per Month
350
300
250
200
150
100
50
0
100
90
80
70
60
50
40
30
20
10
0
Apr-16 May-16 Jun-16 Jul-16 Aug-16 Sep-16 Oct-16 Nov-16 Dec-16 Jan-17 Feb-17 Mar-17 Apr-17 May-17 Jun-17 Jul-17 Aug-17 Sep-17 Oct-17 Nov-17 Dec-17 Jan-18 Feb-18 Mar-18 Apr-18 May-18 Jun-18
Customers
Orders

HISTORICAL FINANCIALS

Year to date through June 2018, Feast & Fettle generated $194,000 in revenue. The majority of revenue came from subscription fees with the remainder coming from catering, and gift cards. In 2017, Feast & Fettle generated $231,000 in net revenue, a 143% increase over 2016. In 2016, Feast & Fettle generated $95,000 in revenue.


Monthly Total Revenue
$45,000.00
$40,000.00
$35,000.00
$30,000.00
$25,000.00
$20,000.00
$15,000.00
$10,000.00
$5,000.00
$-
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun
2016
2017
2018

Year to date through June 2018, Feast & Fettle incurred $230,000 in total expenses. In 2017, Feast & Fettle incurred $243,000 in total expenses, a 106% increase over 2016. In 2016, Feast & Fettle incurred $118,000 in total expenses. The majority of expenses came from costs of goods sold, labor, and rental payments for the commercial kitchen. In 2018, the company began investing in marketing to improve acquisition efforts and had increased expenses as a result.



Year to date through June 2018, Feast & Fettle generated a net loss of $36,000. In 2017, Feast & Fettle generated a net loss of $12,300, an 88% decrease over 2016. In 2016, Feast & Fettle generated a net loss of $23,200. The increase in net loss in 2018 is largely due to an increase in marketing expenses—which the company has deployed to help improve customer acquisition—as well as increased spending on labor and packaging as the business expands. Throughout 2016 and 2017, Feast & Fettle had several months of profitability. However, as the company began to focus more on scaling the business, profitability has decreased.



INDUSTRY AND MARKET ANALYSIS

The global meal kit delivery industry was valued at an estimated $2.2 billion as of mid-2017. [v] However, as of March 2017, only 25% of adults in the U.S. had tried a prepared meal kit over the prior twelve months.[vi] Statista estimates that the global industry could reach $10 billion by 2020.[vii] Due to industry growth, many new competitors have been formed. According to the Economist, there were more than 150 different meal kit companies in operation as of April 2018.[viii]

There are several reasons consumers are interested in buying prepared meal kits. According to a 2017 study conducted by Nielsen, more than 45% of consumers who purchased meal kits did so because it saves time planning meals. Another popular response was the short prep and cook time involved with meal kits.

When comparing purchasing habits for prepared meal kits across demographics, several large trends stood out. Generation X consumers were 321% more likely to purchase them than older consumers. Additionally, busy families with children are 326% more likely to buy a meal kit than households without children.[ix]

Popularity in prepared meal kits has also prompted several acquisitions, mergers, and large new entrants in the industry. This past September, Albertsons—a supermarket chain—bought a large subscription-based meal kit delivery company called Plated. In March 2018, one of the largest meal kit delivery companies in the industry—HelloFresh—acquired Green Chef to become the biggest player in the U.S., surpassing Blue Apron.[x] Additionally, large companies such as Walmart and Amazon have begun looking into rolling out their own meal kit delivery services. Walmart plans to offer its own kits in 2,000 locations this year.[xi]

INTEREST IN AND REASONS FOR BUYING MEAL KITS


Interest in Fresh Prepared Solutions
Reason for Meal Kit
Saves meal planning time
Short prep & cook time
Saves shopping time
To try new recipes
Healthy
0
5
10
15
20
25
30
35
40
45
50
%

Source: The Mindset of the Meal Kit Consumer study, March 2017

There are several sub-segments within the meal delivery kit industry. The most popular of these segments is pre-packaged, freshly cooked meals that only require heating before eating. Following closely behind were fresh meal kits with all the ingredients included.[xii]

INTEREST IN AND REASONS FOR BUYING MEAL KITS


Interest in Fresh Prepared Solutions
Reason for Meal Kit
Pre-packaged, freshly cooked for heat & eat
Fresh meal kit with all ingredients
Prepackaged, ready-to eat
Hot & cold server stations
Self-serve hot & cold items
0
5
10
15
20
25
30
35
40
%

Source: The Mindset of the Meal Kit Consumer study, March 2017

COMPETITORS

Freshly: Founded in 2012, Freshly delivers chef-cooked, healthy meals to its customer's doors. Customers can choose from a rotating weekly menu with more than 30 gluten-free options. Freshly cooks the meals and delivers them to the customer's door chilled and fully prepared—only reheating is required before eating. Freshly seeks to provide healthy meal options for its customers with high-protein, low-carb, paleo friendly, and vegetarian dishes available. All meals are portioned to be a single serving, and depending on the chosen meal plan, the average meal can cost between $8.99 and $12.50 per meal. Freshly's most popular meal plan includes 6 meals per week for $59.99—or $9.99/meal.[xiii] The company offers meal delivery in 27 states.[xiv] It has raised $107 million in funding, including a $77 million Series C round in June 2017 that was led by Nestlé USA.[xv]

Prepped: Founded by reality tv star Jonathon Cheban[xvi]—and originally known as Fit Fuel Prep—Prepped delivers freshly prepared meals to customer's doors. Meals are locally sourced, and chef prepared. Customers can order meals weekly from the Prepped website—$55 minimum—and the company can ship nationwide.[xvii] Prepped menus change weekly with a focus on low-carb and paleo meal options. Customers can order meals individually or as meal packages. A five-meal package starts at around $61 for both the low-carb[xviii] and paleo[xix] plans.

Munchery: Founded in 2010, Munchery prepares meals using all-natural, local ingredients, and delivers them to customer's doors. Customers can order from a rotating menu for delivery the following week. Meals are delivered chilled and only need to be re-heated before being served. Customers can order individual meals and are not required to sign up for a weekly or monthly plan. Meals on are priced individually and vary depending on the type of food. Munchery also offers a membership plan for $83.40 per year which gives members 15% off all menu items.[xx] The company plans to offer same-day deliveries in San Francisco, San Jose, and Sacramento.[xxi] In March 2017, the company raised $5 million via a convertible note that—according to a source—carried an $80 million valuation cap. The company had previously raised $120 million in financing, including an $85 million Series C that had valued the company at roughly $300 million.[xxii]

The Foodery: Founded in 2011, The Foodery prepares and delivers prepared meals made from locally sourced ingredients. Its products focus on pasture raised proteins and seasonal produce, and do not have GMO's, antibiotics, or hormones. Customers can place weekly orders online and meals are delivered the following Wednesday or Sunday. Meals arrive fresh and only require reheating before being served. No subscription is required and each meal can be ordered individually for two or four servings. Meals generally cost between $24 to $43 per order.[xxiii] Currently, The Foodery currently serves the greater Boston area.[xxiv]

Fresh N Lean: Fresh N Lean is an organic meal delivery service. The company seeks to prepare meals using natural, organic ingredients that are gluten-free and low sodium. Customers can choose from four weekly meals plans: Ion Performance Protein, Ion Performance Paleo, Standard Plant-Based, and Low Carb/Low-Calorie plan-based meals. Orders are placed online and customers can order one to three meals per day for either five or seven days. Additionally, orders can be made a la carte and shipped individually. Meal plans range from $9.33 to $12.69 per meal.[xxv]

EXECUTIVE TEAM



Carlos Ventura, Chief Executive Officer (CEO): Carlos joined Feast & Fettle as CEO in February 2018. Prior to joining Feast & Fettle, he worked for Deliveroo—one of the largest start-ups in the United Kingdom[xxvi]—on Strategy and Corporate Development. Before Deliveroo, Carlos worked in banking at Goldman Sachs and Citi, and in consulting at CAPCO. He has a bachelor's degree in Business Administration and Finance from the Isenberg School of Management at UMass Amherst.



Margaret Mulvena, Founder and Executive Chef: Maggie founded Feast & Fettle in 2016 and has served as the Executive Chef ever since. Prior to starting Feast & Fettle, she worked as a private chef for several families in Rhode Island. As she began cooking for more families, she decided to take the entrepreneurial leap and serve a larger customer market. Maggie graduated from Johnson & Wales University with a Bachelor of Science in Culinary Nutrition.



Nicole Oliveira, General Manager: Nicole has been with Feast & Fettle since it was founded in 2016. Over that period of time, she has worked in many roles including Community Manager, Bookkeeper, Customer Service Specialist, Chef Aid, and currently as the General Manager. Prior to joining Feast & Fettle, Nicole worked for several international hotel and cruise line companies in the Hospitality and Food & Beverage industries.

Security Type: Crowd Note
Round Size: Min: $50,000 Max: $300,000
Valuation Cap: $2.5 million
Discount: 20%
Conversion Provisions: In connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into shares of non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price paid per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price paid per share paid on a $2.5 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

Rhode Island Monthly: The Dish: We Tried Feast & Fettle's Local Meal Delivery Service
Providence Journal: R.I. meal-delivery service Feast & Fettle takes stress off the table
WPRI Eyewitness News: In the Kitchen: Feast & Fettle Spring Panzanella Salad
Providence Online: The New Fast Food: Warren's newest meal delivery service is chef made
Providence City Mom's Blog: Feast and Fettle: Home Delivered Dinner for Busy Families
Patty J Lifestyle Blog: This local meal delivery service is next level & you'll want to loop in your foodie friends

i https://www.recode.net/2017/11/1/16581142/blue-apron-market-share-decline-meal-kit-delivery-hello-fresh
ii https://www.forbes.com/sites/andriacheng/2018/06/26/millennials-are-ordering-food-for-delivery-more-but-are-they-killing-the-kitchen-too/#112ff6d0393e
iii https://hbr.org/2017/09/the-grocery-industry-confronts-a-new-problem-only-10-of-americans-love-cooking
iv https://www.recode.net/2017/11/1/16581142/blue-apron-market-share-decline-meal-kit-delivery-hello-fresh
v http://time.com/4863064/amazon-meal-kits-blue-apron-cooking/
vi http://www.nielsen.com/us/en/insights/news/2017/understanding-the-meal-kit-landscape-and-consumer-preferences.html
vii https://www.industryleadersmagazine.com/blue-apron-beyond-how-big-is-the-meal-kit-industry/
viii https://www.economist.com/business/2018/04/14/upstart-meal-kit-companies-may-need-a-new-recipe-for-growth
ix http://www.nielsen.com/us/en/insights/news/2017/understanding-the-meal-kit-landscape-and-consumer-preferences.html
x https://www.recode.net/2018/3/26/17165030/hellofresh-blue-apron-meal-kit-delivery-marketshare-acquisition-organic-green-chef
xi https://www.economist.com/business/2018/04/14/upstart-meal-kit-companies-may-need-a-new-recipe-for-growth
xii http://www.nielsen.com/us/en/insights/news/2017/understanding-the-meal-kit-landscape-and-consumer-preferences.html
xiii https://support.freshly.com/hc/en-us/articles/115005475928-How-much-do-your-meal-plans-cost-
xiv https://support.freshly.com/hc/en-us/articles/115005212427-Where-do-you-deliver-
xv https://techcrunch.com/2017/06/19/freshly-series-c/
xvi https://www.eater.com/2016/10/17/13311842/jonathan-cheban-food-delivery-prepped
xvii https://www.preppeddelivery.com/
xviii https://www.preppeddelivery.com/low-carb-plans
xix https://www.preppeddelivery.com/paleo-plans
xx https://munchery.com/membership/
xxi https://www.fastcompany.com/40571483/munchery-is-shutting-down-in-three-cities-and-cutting-staff
xxii https://techcrunch.com/2017/03/29/it-sounds-like-muncherys-early-investors-are-screwed/
xxiii https://fooderyboston.com/menu/
xxiv https://fooderyboston.com/how-it-works/
xxv https://orders.freshnlean.com/fnl

xxvi http://www.alphr.com/business/1008884/uk-unicorns-made-first-billions

EXHIBIT C
Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Feast & Fettle, Inc.
881 Waterman Ave.,
East Providence, RI 02914

Ladies and Gentlemen:

The undersigned understands that Feast & Fettle, Inc., a Corporation organized under the laws of Rhode Island (the "Company"), is offering up to $300,000 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated August, 2, 2018 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on November 19, 2018, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

   a) The Company is duly formed and validly existing under the laws of Rhode Island, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, First Democracy VC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, First Democracy VC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, First Democracy VC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, First Democracy VC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) *No Guaranty.*

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) *Status of Undersigned.*

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) *Restrictions on Transfer or Sale of Securities.*

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental

information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Rhode Island, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Rhode Island, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	881 Waterman Ave., East Providence, RI 02914 Attention: Carlos Ventura
with a copy to:	Law Office of Robin Sosnow, PLLC 114 E 25th Street New York, NY 10010 Attention: Robin Sosnow, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Feast & Fettle, Inc.
By_____ Name: Title:

EXHIBIT D
Crowd Note

Feast & Fettle

CROWD NOTE

FOR VALUE RECEIVED, Feast & Fettle (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in First Democracy VC LLC's (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $2.5 million.

The "**Discount**" is 20%.

The "**Offering End Date**" is November 19, 2018

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. **"Corporate Transaction Payment"** shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. **"Fully-Diluted Capitalization"** shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $300,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price

k. **"Qualified Equity Financing"** shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l. **"Shadow Series"** shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity

Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $50,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

    a. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

    b. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

        ii. Obtaining the Corporate Transaction Payment.

    b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 2 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and

nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or First Democracy VC, LLC or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u> that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Rhode Island as applied to other instruments made by Rhode Island residents to be performed entirely within the state of Rhode Island, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Rhode Island unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E
Pitch Deck



CHEF PREPARED MEALS. DELIVERED TO YOUR DOOR.



DISCLAIMER

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions or future events, or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document and we caution you not to place undue reliance on such statements. We are a start-up business and as such certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events after the initial publication of this document or to reflect the occurrence of subsequent events.



WHAT WE DO

FEAST & FETTLE IS A SUBSCRIPTION-BASED, PREMIUM FOOD DELIVERY SERVICE - WE PROVIDE CHEF PREPARED MEALS FOR BUSY INDIVIDUALS AND FAMILIES

- Weekly subscription that aims to eliminate the stress in deciding what to eat for dinner

- Fresh, seasonally inspired meals that members can enjoy in the comfort of their homes

- Unlike some traditional food delivery or meal kit services:

  ✓ **Meals arrives fresh, ready to reheat and serve immediately**

  ✓ **Served "family style", synonymous with eating a home cooked meal**

  ✓ **Catered to each household member's diet, allergens and preferences**

HOW IT WORKS

1. Members select and submit their orders from our weekly menu

2. Meals are prepared and packaged at our incubator kitchen in Warren, RI

3. Meals are delivered to members' homes in Feast & Fettle insulated bags

---

FEAST & FETTLE

HOW IT WORKS SAMPLE MENU PLANS TEAM GIFTS FAQ CONTACT

Pick a Plan that Works for You



SINGLES PLANS
Serves 1

2 meals/week
$99.00/week
Includes 2 entrees and 4 sides

TRY IT NOW



COUPLES PLANS
Serves 2

3 meals/week
$149.00/week
Includes 3 entrees and 5 sides

TRY IT NOW



FAMILY PLANS
Serves 4

4 meals/week
$189.00/week
Includes 4 entrees and 6 sides

TRY IT NOW



WHY WE'RE DIFFERENT

WE ARE POSITIONED AS A PREMIUM MEAL DELIVERY SERVICE THAT DOES NOT REQUIRE COOKING – OUR TARGET MARKET DOES NOT HAVE THE TIME OR DESIRE TO PREPARE DINNER EACH NIGHT

	COMPETITORS	WE SEEK A MARKET NICHE VIA
PREPARED FOOD DELIVERY	MUNCHERY, FRESHLY, PREPPED	✓ Premium product for a client base that is not price-sensitive ✓ Family-style menus that offer flexibility and convenience ✓ New, carefully curated menu each week prepared by professional chefs
MEAL KIT PROVIDERS	Blue Apron, Plated., SUN BASKET, HelloFRESH	✓ Meals come ready to reheat and eat - no cooking required ✓ Complete front-end control of product experience and consistency
LOCAL PLAYERS	good4u, PVD DINNER SHARE, SAVORY FARE (NOURISHING YOU WITH MEALS THAT DELIGHT), Fresh n' Lean (delicious & healthy meal service)	✓ Brand recognition and strong partnerships ✓ Target families and working professionals versus diet-specific ✓ Management team with the experience to execute









OUR TARGET MARKET

OUR TARGET MARKET IS HOUSEHOLDS THAT EARN OVER $100,000 PER YEAR – MEMBERS ARE TYPICALLY DUAL-INCOME PROFESSIONALS AND/OR FAMILIES WITH CHILDREN

OUR TARGET MARKET TODAY



RHODE ISLAND

400,000[i] HOUSEHOLDS

$100K+ HOUSEHOLDS

27%

■ <$100K
■ $100K+

TARGET MARKET

108,000[ii] HOUSEHOLDS

- Our members are typically

  ✓ Between 30–50 yrs of age   ✓ Health conscious
  ✓ Have children   ✓ Commuters
  ✓ Homeowners   ✓ Women household buyers

i https://www.census.gov/quickfacts/fact/table/ri/PST045217
ii https://datausa.io/profile/geo/rhode-island/#housing

OUR TARGET MARKET TOMORROW



PHASE I
TODAY

108,000[ii]
$100K+
HOUSEHOLDS

PHASE II
2018-19

909,000[iii]
$100K+
HOUSEHOLDS

PHASE III
2019-2020

478,000[iv]
$100K+
HOUSEHOLDS

- We currently serve and deliver to the majority of Rhode Island

- In Q3 of 2018, we plan to begin our expansion into Massachusetts

- By the end of 2020, we aim to serve 3 of the major states in New England

iii https://datausa.io/profile/geo/massachusetts/#housing
iv https://datausa.io/profile/geo/rhode-island/#housing



WHERE WE ARE TODAY

$8.9K
WEEKLY SALES
+101% YoY[1]

52%
6-MONTH RETENTION[3]

250
MONTHLY ORDERS
+153% YoY[1]

$424
LIFETIME VALUE[4]

$138
AVERAGE ORDER VALUE[2]

3.44%
DECREASE IN CHURN[5]

1. June 2018 versus June 2017
2. 2018 YTD as of June
3. Weighted-average retention for all users added between April 2016 and June 2018

4. Trailing 12-month CLTV based on Operating Margin
5. Trailing 12-month monthly churn; June 2018 versus June 2017



GROWTH THUS FAR

MONTHLY ORDERS HAVE GROWN SINCE INCEPTION AND MOMENTUM HAS ACCELERATED IN 2018

MONTHLY ORDERS

GROWTH SINCE LAUNCH: **27x**

YEAR-ON-YEAR GROWTH[1]: **153%**



AVERAGE WEEKLY REVENUE ($)

GROWTH SINCE LAUNCH: **17x**

YEAR-ON-YEAR GROWTH[1]: **101%**



1. June 2018 vs June 2017



MEMBER RETENTION

FEAST & FETTLE AIMS TO BECOME PART OF CUSTOMERS' LIFESTYLE AND WEEKLY ROUTINE

MONTHLY CUSTOMER RETENTION

STABLE LEVELS OF LONG TERM RETENTION
47%[1]
100%
80%
60%
40%
20%
0%
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26
Month



1. Monthly Weighted-average from April 2016 to June 2018



ACQUISITION STRATEGY

IN JANAURY, WE BEGAN INVESTING IN ACQUISITION EFFORTS AIMING TO QUICKLY ACHIEVE RESULTS

PRIOR TO 2018, WE RELIED MAINLY ON WORD OF MOUTH –



NEW CUSTOMERS ACQUIRED

CONSECUTIVE RECORD ACQUISITION MONTHS

- ■ In January, we began launching several marketing initiatives to increase brand awareness and drive acquisition
  - ✔ Print (The Bay, East Side Monthly)
  - ✔ Collaborations (Seven Stars, Rebelle Artisan Bagels)
  - ✔ Television / Radio (Rhode Show, NPR)
  - ✔ Events (Providence Mom's Blog Bloom)
  - ✔ Ground Campaign (luxury residential buildings)
- ■ We plan to continue strengthening our efforts after achieving strong member acquisition results in March and April
  - ✔ Delivery Radius Expansion (Massachusetts)
  - ✔ One-Time Offerings (beach baskets, Holiday menus)
  - ✔ Sales & Marketing Hires (1-2x summer interns)



OUR KEY TO FUTURE EXPANSION

WE HAVE OUTGROWN OUR CURRENT LOCATION AND HAVE SECURED OUR OWN COMMERCIAL KITCHEN SPACE – AT OUR NEW LOCATION WE AIM TO DEVELOP A REPLICABLE OPERATING MODEL FOR FUTURE EXPANSION

DETAILS ABOUT THE SPACE



- **Location:** 871-875 Waterman Ave., East Providence, Rhode Island
  - ✓ Facilitates geographical expansion into Massachusetts
  - ✓ Optimizes routing due to centralized delivery hub
  - ✓ Cost-effective for our business model – low $/square ft

CASTLE AWARDS

- ✓ **2,500+ sqft enables ~4x order growth**
- ✓ Additional sub-leasing revenue
- ✓ Loading bay access
- ✓ Building owner plans to contribute to buildout





EXIT/ DELIVERIES
GARAGE DOOR
MOBILE TABLES
MOBILE TABLES
CONFERENCE ROOM
EMPLOYEE LOUNGE
OFFICE
EXISTING ELECTRICAL CLOSET
EXISTING RESTROOM

MEET THE TEAM



OUR TEAM HAS EXPERIENCED AND PREPARED TO CONTINUE TO EXECUTE FEAST & FETTLE'S GROWTH PLANS

MAGGIE MULVENA
FOUNDER, EXECUTIVE CHEF

- Feast & Fettle's founder, personal chef veteran, and lifelong foodie
- *"Being a personal chef is my calling and the most rewarding work I've ever done – but alone, there were limits as to how many people I could serve. Through Feast & Fettle, I'm able to expand my reach to more families and individuals, making people happy one wholesome meal at a time."*
- Johnson & Wales Graduate – Culinary Nutrition



CARLOS VENTURA
CHIEF EXECUTIVE OFFICER

- Ex-Goldman Sachs Investment Banker turned entrepreneur – more recently responsible for leading Corporate Development at Deliveroo
- Experienced in financial advisory and managing high growth food-tech businesses
- Began career as a Corporate Banker (Citigroup) and financial services / tech consultant (Capco)
- UMass Isenberg School of Management - Finance



NIKKI OLIVEIRA
GENERAL MANAGER

- Part of the founding team and knowledgeable about everything Feast & Fettle – Nikki has been with us since day one
- Jack-of-all-trades, has held almost all roles at the company including Community Manager, Assistant Chef, Head of People, and Bookkeeper
- Johnson & Wales Graduate – Hospitality Management



THANK YOU.

